Form N-8A
OMB APPROVAL# 3235-0175
Expires June 30, 2022
Notice of Registration Filed Pursuant to Section
8(b) of the Investment Company Act of 1940
MCDONALD ROBERT JAMES
25 SE DORION AVE SUITE 143
PENDLETON, OR 97801
(509) 423-184
2. Form of signature if registrant is an unicorporated
investment company not having a board of directors.
Pursuant to the requirements of the Investment Company
Act of 1940 the Trustee of the
registrant has caused this notification of registration
to be duly signed on behalf of the
registrant in the city of Wenatchee and state
of Washington on the 22nd day of October, 2019.

Signature: Robert-James: McDonald
(MCDONALD ROBERT JAMES)

[seal]      By: Nathaniel-Harlan: Graham
               (Nathaniel Harlan Graham)
                      Trustee

            By: Jean-Blaine: Keating
            (Jean Blaine Keating)
                      Trustee

Attest: Julian J. Brown
          Notary
     My Commission Expires
     April 30, 2022.